

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Leah E. Hutton
Senior Vice President and Deputy General Counsel
Ocwen Financial Corp
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409

> **Re: Ocwen Financial Corp**
> **Registration Statement on Form S-3**
> **Filed August 30, 2022**
> **File No. 333-267166**

Dear Ms. Hutton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Finance

cc: John P. Berkery